

HERITAGE
COMMERCE CORP

D.A. Davidson
16th Annual Financial Services Conference
May 13-14, 2014

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in Northern California (primarily the San Francisco Bay Area)**

  - Catering to small to medium sized privately held companies, their owners and professionals
    - By providing a diversified mix of lending and deposit products oriented to businesses and professionals

  - Delivering our products and services through full-service offices located in key communities in Northern California (primarily the San Francisco Bay Area)

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Bank Profile

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Corporate finance/asset-based lending
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fourth in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2013.

Experienced Management Team

Name	Position	Years at HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	9	32
Keith A. Wilton[1]	EVP / Chief Operating Officer	1	33
Michael E. Benito	EVP / Business Banking Division	10	29
Dan T. Kawamoto	EVP / Chief Administrative Officer	4	22
Lawrence D. McGovern	EVP / Chief Financial Officer	15	30
David E. Porter	EVP / Chief Credit Officer	1	39
Debbie K. Reuter	EVP / Chief Risk Officer	20	29

- **Regional Line Managers average over 20 years of experience in market[2]**

[1] Keith A. Wilton joined the Company on February 18, 2014
[2] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

County	Population	Projected 5-Yr Population Growth	2013 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,824,941**	**5.36%**	**$ 84,375**	**16.68%**	**68,497**
Alameda	**1,544,833**	**5.13%**	**66,807**	**20.10%**	**60,529**
Contra Costa	**1,076,524**	**5.35%**	**77,871**	**14.66%**	**40,415**
San Francisco	825,162	4.76%	64,498	24.22%	47,863
San Mateo	730,953	4.54%	82,332	16.50%	31,427
Sonoma	490,657	3.41%	61,860	22.39%	24,734
Solano	417,406	3.09%	65,892	17.95%	14,455
Marin	255,910	2.91%	84,064	18.77%	17,425
Napa	137,194	3.22%	67,894	19.22%	7,631
California	37,905,036	3.94%	51,466	11.12%	1,474,198
National	314,467,933	3.62%	51,314	16.11%	12,492,759

Source: SNL as of 12/31/2013

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP



Walnut Creek
Danville
Pleasanton
Fremont
Sunnyvale
Los Altos
San Jose
Los Gatos
Morgan Hill
Gilroy
Marin
San Francisco
Contra Costa
Alameda
San Mateo
Santa Clara
Santa Cruz

Financial Highlights 3/31/14

Total Assets	$	1.5	billion
Total Loans	$	942	million
Total Deposits	$	1.3	billion
Total Shareholders' Equity	$	177	million
Tangible Equity	$	175	million
TE/Tangible Assets		11.9%	
Tier 1 RBC Ratio		14.2%	
Total RBC Ratio		15.4%	
Loans/Deposits		74.6%	
Yield on Earning Assets(1)		4.21%	
Cost of Deposits(1)		0.17%	
Cost of Funds(1)		0.17%	
Net Interest Margin(TEY)(1)		4.05%	
Efficiency Ratio(1)		69.92%	
1Q'14 Net Income(1)(2)	$	3.1	million

(1)For the quarter ended 3/31/14
(2)Before dividends on preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fourth amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks 2013 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	24	2,520,727
2	Fremont Bank	18	2,120,780
3	Bridge Bank, NA	2	1,298,412
4	**Heritage Bank of Commerce**	**10**	**1,199,768**
5	Bank of Marin	12	1,053,070
6	First National Bank of Northern California	13	803,220
7	Pacific Coast Banker's Bank	1	503,466
8	Avidbank	1	384,528
9	Presidio Bank	4	384,442
10	Bank of the Orient	7	355,594

Top National Franchises 2013 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Bank of America, NA	201	117,445,257
2	Wells Fargo Bank, NA	227	86,447,232
3	Citibank, NA	117	22,859,805
4	JPMorgan Chase Bank, NA	196	20,010,627
5	Silicon Valley Bank	4	16,837,514
6	First Republic Bank	31	15,577,532

Totals for Market[1]	Branch Count	Deposits in Bay Area[1] ($000)
	1,445	370,928,677

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2013.

Operating Performance (in $000's)

	For the Periods Ended:			
	1Q 2014	1Q 2013	YTD 12/31/2013	YTD 12/31/2012
Interest Income	$13,855	$12,867	$52,786	$52,565
Interest Expense	521	714	2,600	4,187
Net Interest Income	13,334	12,153	50,186	48,378
Provision (Credit) for Loan Losses	(10)	-	(816)	2,784
Net Interest Income after Provision for Loan Losses	13,344	12,153	51,002	45,594
Noninterest Income	2,017	1,663	7,214	8,865
Noninterest Expense	10,734	10,781	41,722	40,256
Income Before Income Taxes	**4,627**	**3,035**	**16,494**	**14,203**
Income Tax Expense	1,551	855	4,954	4,294
Net Income (Before dividends on preferred stock)	$3,076	$2,180	$11,540	$9,909
Efficiency Ratio	69.92%	78.03%	72.69%	70.32%

Financial Highlights (in $000's)

	For the Periods Ended:		
	1Q 2014	**1Q 2013**	**% Change**
■ Total Assets	$ 1,470,110	$ 1,383,564	6%
■ Total Loans	$ 941,759	$ 801,925	17%
■ Core Deposits	$ 1,012,651	$ 877,498	15%
■ Total Deposits	$ 1,261,995	$ 1,166,890	8%
■ Subordinated Debt	$ -	$ 9,279	-100%
■ Total Shareholders' Equity	$ 176,817	$ 170,835	4%

Strong Deposit Base (in $000's)

March 31, 2014



	Balance	% of Total
Demand, noninterest-bearing	$ 440,864	34.9%
Demand, interest-bearing	198,141	15.7%
Savings and money market	352,977	28.0%
Time deposits - under $100	20,669	1.6%
Core Deposits	1,012,651	80.2%
Time deposits - $100 and over	195,769	15.5%
Time deposits - brokered	40,440	3.2%
CDARS - money market and time deposits	13,135	1.1%
Total	$ 1,261,995	100.0%

Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

Diversified Loan Portfolio (in $000's)

March 31, 2014


Commercial
CRE - Owner Occupied
CRE - Investor/Other
Equity Lines
Land & Construction
Consumer & Other

	Balance	% of Total
Commercial	$390,650	41.5%
CRE - Owner Occupied	211,076	22.4%
CRE - Investor/Other	225,486	23.9%
Equity Lines	56,289	6.0%
Land & Construction	42,889	4.5%
Consumer & Other	15,369	1.7%
Total	$941,759	100.0%

Conservative CRE Loan Concentration



L &C Loans/Tier 1 + ALLL

CRE Loans/Tier 1 + ALLL

Regulatory Construction, Land and Land Development to Regulatory Capital Concentration Guideline (CRE1)

Regulatory Commercial Real Estate to Regulatory Capital Concentration Guideline (CRE2)

Net Interest Margin Trend (TEY)



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 1Q14
1. NPA's/Total Assets = 0.77%
2. ALLL/ NPL's = 173.85%

(1) net of SBA guarantees

Balance at 1Q14	(in $000's)
1. Classified Assets[1]	$20,198
2. NPA's	$11,375
3. ALLL	$18,817

Excellent Capital Ratios

HERITAGE
COMMERCE CORP

Tier 1 Risk-Based Capital Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1]Assumes conversion of Series C Preferred Stock of $19.5 million into common stock

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market
  - Recruited eight senior relationship managers over the past eighteen months

- **Solid credit quality at 1Q 2014**
  - 0.77% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

Positioned for Growth (continued)

- **Excellent capital and liquidity at 1Q 2014**
  - 15.4% total risk-based capital ratio
  - 74.6% loan to deposit ratio

- **Profitable operations**
  - 15 consecutive quarters of net income
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Fourth in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in the state of California in households with income greater than $200,000

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Keith A. Wilton
Executive Vice President
Chief Operating Officer
408.494.4534

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Debbie K. Reuter
Executive Vice President
Chief Risk Officer
408.494.4542